Exhibit 99.2

Ascendis Pharma A/S

Tuborg Boulevard 5

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Annual Report 2016

Adopted at the Annual General Meeting of Shareholders on             , 2017.

Lars Lüthjohan Jensen

Chairman of the General Meeting

Company Information	2

Contents

Company Information	3

Statement by Management on the Annual Report	4

Independent Auditor’s Reports	5

Management Commentary	8

Statement of Profit or Loss and Other Comprehensive Income	17

Statement of Financial Position	18

Statement of Changes in Equity – Consolidated	19

Statement of Changes in Equity – Parent Company	20

Cash Flow Statement	21

Notes to the Financial Statements	22

Company Information	3

Company Information

Ascendis Pharma A/S

Tuborg Boulevard 5

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Registered in: Gentofte

Phone: +45 70 22 22 44

Internet: www.ascendispharma.com

E-mail: info@ascendispharma.com

Board of Directors

Michael Wolff Jensen, Chairman

Albert Cha

James I. Healy

Jan Møller Mikkelsen

Martin Olin

Jonathan T. Silverstein

Birgitte Volck

Executive Board

Jan Møller Mikkelsen, Chief Executive Officer

Scott Thomas Smith, Chief Financial Officer

External Auditors

Deloitte Statsautoriseret Revisionspartnerselskab

Weidekampsgade 6

DK-0900 Copenhagen C

Statement by Management on the Annual Report	4

Statement by Management on the Annual Report

The Board of Directors and the Executive Board have today considered and approved the annual report of Ascendis Pharma A/S for the financial year January 1 to December 31, 2016.

The annual report is presented in accordance with the International Financial Reporting Standards, IFRS, as adopted by the EU and disclosure requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2016 and of their financial performance and cash flows for the financial year January 1 to December 31, 2016.

We believe that the management commentary contains a fair review of the affairs and conditions referred to therein.

We recommend the annual report for adoption at the Annual General Meeting.

Hellerup, April 20, 2017

Executive Board

Jan Møller Mikkelsen	Scott Thomas Smith
Chief Executive Officer	Chief Financial Officer

Board of Directors

Michael Wolff Jensen	Albert Cha	James I. Healy
Chairman

Jan Møller Mikkelsen	Martin Olin	Jonathan T. Silverstein

Birgitte Volck

Independent Auditor’s Reports	5

Independent auditor’s report

To the shareholders of Ascendis Pharma A/S

Opinion

We have audited the consolidated financial statements and the parent financial statements of Ascendis Pharma A/S for the financial year January 1 to December 31, 2016, which comprise the income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and notes, including a summary of significant accounting policies, for the Group as well as the Parent. The consolidated financial statements and the parent financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2016, and of the results of their operations and cash flows for the financial year January 1 to December 31, 2016 in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board of Accountants’ Code of Ethics for Professional Accountants (IESBA Code) and the additional requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Statement on the management commentary

Management is responsible for the management commentary.

Our opinion on the consolidated financial statements and the parent financial statements does not cover the management commentary, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements and the parent financial statements, our responsibility is to read the management commentary and, in doing so, consider whether the management commentary is materially inconsistent with the consolidated financial statements and the parent financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

Moreover, it is our responsibility to consider whether the management commentary provides the information required under the Danish Financial Statements Act.

Based on the work we have performed, we conclude that the management commentary is in accordance with the consolidated financial statements and the parent financial statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatement of the management commentary.

Independent Auditor’s Reports	6

Management’s responsibilities for the consolidated financial statements and the parent financial statements

Management is responsible for the preparation of consolidated financial statements and parent financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and the parent financial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are consid-ered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and the parent financial statements.

As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements and the parent financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•

Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related

Independent Auditor’s Reports	7

disclosures in the consolidated financial statements and the parent financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Entity to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements and the parent financial statements, including the disclosures in the notes, and whether the consolidated financial statements and the parent financial statements represent the underlying transactions and events in a manner that gives a true and fair view.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Copenhagen, April 20, 2017

Deloitte

Statsautoriseret Revisionspartnerselskab

Business Registration No 33 96 35 56

Jens Sejer Pedersen	Flemming Larsen
State-Authorised	State-Authorised
Public Accountant	Public Accountant

Management Commentary	8

Management Commentary

Group Chart

Consolidated Key Figures

	2016	2015	2014	2013	2012
	EUR’000
Revenue	4,606	8,118	13,983	20,408	15,583
Operating Profit / (Loss)	(72,920)	(41,825)	(11,989)	5,279	1,513
Finance Income / (Expenses)	4,188	8,251	1,649	(574)	(228)
Profit / (Loss) for the Year	(68,505)	(32,922)	(9,658)	4,079	(1,250)
Cash and Cash Equivalents	180,329	119,649	50,167	19,430	14,535
Total Assets	190,071	131,774	58,671	26,700	25,405
Equity	176,613	120,329	45,810	6,301	1,556
Investment in Property, Plant & Equipment	672	1,039	405	1,195	291
Return on Equity (%)	(46.1)	(39.6)	(37.1)	103.8	139.7
Equity Ratio (%)	92.9	91.3	78.1	23.6	6.1

Primary Activity

Ascendis Pharma (“the Group”) is a biopharmaceutical company applying our TransCon technology to develop a pipeline of sustained release prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We have created a portfolio of potential best-in-class rare disease product candidates to address unmet medical needs by applying the TransCon technology to parent drugs with clinical proof-of-concept.

Our TransCon technology enables us to create long-acting prodrug therapies with potentially significant advantages over existing marketed drug products. Conventional prodrugs are inactive, or significantly less active, forms of a parent drug that are designed to be activated only after undergoing transformation in the body, for example when enzymes cleave the parent drug from a prodrug molecule. Our TransCon technology transiently links an unmodified parent drug to a TransCon carrier via our proprietary TransCon linkers. Our TransCon linkers predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions,

Management Commentary	9

supporting administration frequencies from daily up to half-yearly. TransCon prodrugs may offer safety, efficacy and tolerability advantages over the original parent drug and as compared to other technologies used to extend drug residence time in the body. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies.

The Group includes the enterprises Ascendis Pharma A/S (“the Parent Company”) (headquartered in Copenhagen, Denmark), that owns 100% of its subsidiaries, Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Ophthalmology Division A/S, Ascendis Pharma Bone Diseases A/S, Ascendis Pharma Growth Disorders A/S (all 4 companies also located in Copenhagen, Denmark), Ascendis Pharma GmbH in Heidelberg, Germany and Ascendis Pharma, Inc. in Palo Alto, USA. Ascendis Pharma GmbH carries out the Group’s research and development activities in its laboratories in Heidelberg, whereas Ascendis Pharma, Inc. is focused on monitoring and evaluating market opportunities as well as regulatory and clinical activities. The Danish subsidiaries are focused on biopharmaceutical development of products within their respective divisions. The Group has an international and experienced management team, research and development staff and Board of Directors.

Management believes that the expertise at the three sites creates a continuum from discovery to clinical development and commercialization that facilitates rapid product development.

During the year, the Group has increased its number of employees to 101 compared to 78 at the end of 2015. In order to attract and maintain highly skilled managers and employees, the Group offers a competitive remuneration package and participation in the Group’s warrant programs.

Development in Activities and Finances - Consolidated

Throughout 2016, the Group continued to advance and strengthen its product pipeline, finishing the year with an internal pipeline containing product candidates in the fields of endocrinology, bone diseases, growth disorders, and a pipeline of partnered product candidates focused in the fields of diabetes and ophthalmology.

We are developing our most advanced product candidate, TransCon human growth hormone, or TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. In August 2016, we initiated a pivotal global Phase 3 study of TransCon hGH, the heiGHt Trial, in children with GHD.

We are also using our TransCon technology platform to develop TransCon Parathyroid Hormone, or TransCon PTH, for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We are currently conducting toxicology studies to support an Investigational New Drug Application, or IND, or equivalent filing and expect to file an IND or equivalent for TransCon PTH in the second quarter of 2017. We believe our TransCon PTH may solve significant unmet medical needs, and provide patients suffering from hypoparathyroidism with a more physiological parathyroid hormone replacement therapy than currently approved drugs.

We are also developing TransCon C-Type Natriuretic Peptide, or TransCon CNP, for the treatment of achondroplasia, the most common form of dwarfism. Currently there are no therapies for achondroplasia approved by the U.S. Food and Drug Administration, or FDA. TransCon CNP is based on our TransCon technology platform and C-type natriuretic peptide, or CNP, a therapeutic target with extensive preclinical data. We are currently expanding our manufacturing capabilities to support IND-enabling toxicology studies, and we expect to file an IND or equivalent in the fourth quarter of 2017.

Management Commentary	10

In addition to our proprietary programs, we have formed multi-product collaborations with leading biopharmaceutical companies on market-leading products and in therapeutic categories of strategic importance to our collaboration partners. These collaborations are with Sanofi in the field of diabetes and with Genentech in the field of ophthalmology.

We maintain an intellectual property portfolio comprising approximately 86 issued patents and approximately 210 patent applications as of December 31, 2016, with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates and core TransCon technology. In addition, each of our collaboration partners has granted us rights that enable us to freely commercialize all improvements to the TransCon technology developed by our collaboration partners outside of the field identified in their respective collaboration agreements. We hold worldwide rights to our TransCon technology and have no third-party royalty or milestone payment obligations with respect to our TransCon technology or any of our product candidates. While our TransCon prodrugs may incorporate already approved parent drugs, each of our product candidates is a new molecular entity and is therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Revenue

Consolidated revenue for the year ended December 31, 2016 was €4.6 million, a decrease of €3.5 million, or 43%, compared to €8.1 million for the year ended December 31, 2015. This change was primarily driven by a decrease of €2.7 million in revenue from our collaboration with Genentech, caused by an extension of the period over which the license income will be recognized and fewer services rendered by us. Revenue from our collaboration with Sanofi decreased by €0.5 million due to fewer services rendered by us and revenue from other agreements decreased by €0.3 million compared to the same period in 2015.

As of December 31, 2016, we had deferred income of €0.1 million arising from collaboration agreements compared to €3.1 million as of December 31, 2015. This deferred income will be recognized as revenue as we and our collaboration partners advance the projects that are subject to our collaborations.

Research and Development Costs

Consolidated research and development costs were €66.0 million for the year ended December 31, 2016, an increase of €25.5 million, or 63%, compared to €40.5 million for the year ended December 31, 2015. This change was primarily attributable to an increase of €10.2 million in external costs associated with our TransCon hGH manufacturing and preparation of our Phase 3 heiGH study, and continued development of the auto-injector we are developing to facilitate the administration of TransCon hGH by patients. External costs related to TransCon Treprostinil project decreased by €1.8 million following completion of our Phase 1 study in April 2015. External costs to TransCon PTH and TransCon CNP increased by €3.7 million and €3.1 million, respectively, reflecting the progress of development in these new projects, and costs to other projects decreased by €0.2 million. Personnel costs increased by €8.9 million and travel costs increased by €0.6 million, primarily due to an increase in the number of employees in research and development functions. General costs, such as rent and facility costs, insurances and consultancy services increased by €1.0 million. Research and development costs included non-cash share-based payment of €3.7 million for the year ended December 31, 2016, compared to €0.7 million for the year ended December 31, 2015.

Management Commentary	11

General and Administrative Expenses

Consolidated general and administrative expenses were €11.5 million for the year ended December 31, 2016, an increase of €2.1 million, or 22%, compared to €9.4 million for the year ended December 31, 2015. Personnel costs increased by €3.3 million due to an increase in the number of employees in general and administrative functions, whereas consultancy costs decreased by €1.1 million. Our overhead expenses are allocated to general and administrative and research and development functions based on the proportion of general and administrative to research and development employees. General costs such as rent and facility costs, supplies and insurances decreased by €0.1 million. General and administrative expenses included non-cash share-based payment of €3.6 million for the year ended December 31, 2016, compared to €1.0 million for the year ended December 31, 2015.

Finance Income and Finance Expenses

Consolidated finance income decreased by €3.7 million to 7.3 million for the year ended December 31, 2016 compared to €11.0 million for the year ended December 31, 2015. Consolidated finance expenses increased by €0.3 million to €3.1 million for the year ended December 31, 2016 compared to €2.8 million for the year ended December 31, 2015. On a net basis, net finance income was €4.2 million for the year ended December 31, 2016, a net decrease of €4.1 million compared to net finance income of €8.3 million for the year ended December 31, 2015. The decrease is due to significant positive exchange rate fluctuations primarily between the U.S. Dollar and Euro in the year ended December 31, 2015, whereas the net gain from exchange rate fluctuations in the year ended December 31, 2016 were more modest. During the year ended December 31, 2016, the U.S. Dollar strengthened against the Euro, and we recognized an unrealized exchange rate gain of €4.1 million, primarily on our cash position in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

We did not hold interest-bearing debt for any of the periods presented.

Tax on Result for the Year

Consolidated tax for the year ended December 31, 2016 was a net tax benefit of €0.2 million, compared to a net tax benefit of €0.7 million for the year ended December 31, 2015. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2016, the jointly taxed Danish entities had a tax loss, and accordingly, were entitled to a tax refund of approximately €0.7 million. The tax for the year ended December 31, 2016 further comprised tax provisions of €0.4 million and €0.1 million related to our subsidiaries in Germany and in the United States, respectively.

At December 31, 2016 and 2015, we had net deferred tax assets of €27.5 million and €14.1 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward partly offset by a decrease in the tax value of deferred income. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Result for the Year

Consolidated net loss for the year ended December 31, 2016 was €68.5 million, or €2.58 per share (basic and diluted), compared to a consolidated net loss of €32.9 million, or €1.39 per share (basic and diluted) for the year ended December 31, 2015. The results are in line with Management’s expectations based on the level of activity during the year.

Management Commentary	12

Cash flows from/(used in) Operating Activities

Consolidated cash flows used in operating activities for the year ended December 31, 2016 was €60.2 million compared to €43.5 million for the year ended December 31, 2015. The net loss for the year ended December 31, 2016 was €68.5 million, which was partly offset by non-cash charges of €0.7 million for depreciation and €7.3 million for share-based payment. Further, net finance income, primarily comprising exchange rate adjustments of €4.2 million and net tax income of €0.2 million, were reversed. The net change in working capital of €4.0 million primarily comprised a €4.7 million increase in trade payables and other payables reduced by a €3.0 million decrease in deferred income. Prepayments, trade receivables and deposits contributed positively to the cash flow by a total of €2.6 million, partly offset by an increase in other receivables of €0.3 million. We received income taxes of €0.6 million and net interest income of €0.1 million for the year ended December 31, 2016.

Cash Flows used in Investing Activities

Cash flows used in investing activities for the year ended December 31, 2016 of €0.7 million was related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility.

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2016 of €117.5 million were related to our follow on offering completed in November 2016 in which we raised net proceeds of €116.6 million, and warrant exercises in April, May, September and December 2016 in which we received €0.9 million.

Development in Activities and Finances – Parent Company

The Parent Company generated revenue for the year ended December 31, 2016 of €15.4 million compared to €7.8 million for the year ended December 31, 2015. The change was primarily driven by an increase of EUR 8.1 million in services rendered to our subsidiaries and a decrease of €0.5 million in revenue from our collaboration with Sanofi due to fewer services rendered by us.

Research and development costs in the Parent Company were €25.6 million for the year ended December 31, 2016, an increase of €8.3 million, or 48%, compared to €17.3 million for the year ended December 31, 2015. This change was primarily attributable to an increase of €1.0 million in development costs primarily related to TransCon PTH and TransCon CNP, €1.7 million in services purchased from our subsidiaries, and an increase of €4.9 million in personnel costs due to an increase in the number of employees in research and development functions. General costs such as rent and facility costs, supplies, and consultancy services allocated to research and development increased by €0.7 million.

General and administrative expenses in the Parent Company were €10.4 million for the year ended December 31, 2016, an increase of €4.3 million, or 71%, compared to €6.1 million for the year ended December 31, 2015. This change was primarily attributable to an increase €3.0 million in personnel costs due to an increase in the number of employees in general administration functions. General costs such as travel, rent and facility costs, supplies and insurances increased by €1.3 million.

Management Commentary	13

Finance income in the Parent Company decreased by €2.8 million to €8.7 million for the year ended December 31, 2015 compared to €11.5 million for the year ended December 31, 2015. Finance expenses in the Parent Company increased by €0.2 million to €3.1 million for the year ended December 31, 2016 compared to €2.9 million for the year ended December 31, 2015. On a net basis, net finance income in the Parent Company was €5.6 million for the year ended December 31, 2016, a net decrease of €3.0 million compared to net finance income of €8.6 million for the year ended December 31, 2015. The decrease is due to significant positive exchange rate fluctuations primarily between the U.S. Dollar and Euro in the year ended December 31, 2015, whereas the net gain from exchange rate fluctuations in the year ended December 31, 2016 was more modest. During the year ended December 31, 2016, the U.S. Dollar strengthened against the Euro, and we recognized an unrealized exchange rate gain of €3.9 million, primarily on our cash position in U.S. Dollars.

The Parent Company realized a net loss for the year ended December 31, 2016 of €14.3 million, or €0.54 per share (basic and diluted), compared to a net loss of €6.1 million, or €0.26 per share (basic and diluted) for the year ended December 31, 2015. The results are in line with Management’s expectations based on the level of activity during the year.

Parent Company cash flows used in operating activities for the year ended December 31, 2016 was €64.6 million compared to €47.7 million for the year ended December 31, 2015. The net loss for the year ended December 31, 2016 was €14.3 million, which was partially offset by non-cash charges of €0.3 million for depreciation and €5.2 million for share-based payment. Further, net finance income, primarily comprising exchange rate adjustments of €5.6 million and net tax income of €0.8 million, were reversed. The net change in working capital of €50.3 million primarily comprised a €55.6 million increase in receivables from group enterprises, and a €1.0 million decrease in payables to group enterprises. Other elements of the working capital contributed positively by a net amount of €6.3 million. We received income taxes of €0.8 million and net interest income of €0.1 million for the year ended December 31, 2016.

Parent Company cash flows used in investing activities for the year ended December 31, 2016 of €0.1 million was related to the acquisition of equipment.

Parent Company cash flows from financing activities for the year ended December 31, 2016 of €117.5 million were related to our follow on offering completed in November 2016 in which we raised net proceeds of €116.6 million, and warrant exercises in April, May, September and December 2016 in which we received €0.9 million.

Capital Resources and Going Concern

As of December 31, 2016, the Group had cash and cash equivalents totaling €180.3 million. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not have any debt to third parties.

On February 2, 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or approximately €101.4 million at such date) after deducting underwriting discounts, commissions and offering expenses. On October 24, 2016, we completed our follow-on public offering of ADSs, with net proceeds of $111.7

Management Commentary	14

million (or €102.6 million), after deducting underwriters’ commissions and estimated offering expenses payable by us. On November 2, 2016, we completed the partial exercise of the underwriters’ option to purchase additional ADSs, with net proceeds of $15.4 million (or €14.0 million) after deducting underwriters’ commissions and estimated offering expenses payable by us.

The annual report has been prepared assuming that the Group is a going concern.

Uncertainty Relating to Recognition and Measurement

When preparing the Group’s annual report, it is necessary that Management, in accordance with legislative provisions, makes a number of accounting judgments and estimates which form the basis for the annual report. The accounting judgments and estimates made by Management are described in Note 3, Critical Accounting Judgments and Key Sources of Estimation Uncertainty, to which we refer.

Unusual Circumstances

The Group’s financial statements for 2016 are not affected by any unusual circumstances.

Particular Risks

Business Risks

The Group is exposed to certain risks that are common across the biopharmaceutical industry, including but not limited to risks that pertain to research and development, regulatory approval, commercialization, intellectual property rights and access to financing, and some risks that are specific to the Group’s development programs and technology platforms. Some of these risks may significantly affect the Group’s ability to execute its strategy and in order to mitigate such risks, the Group has identified and categorized these risks as critical risks and has a program in place to ensure proactive identification, management and mitigation of such risks.

Financial Exposure

The Group conducts its business across Europe and the United States and has suppliers in many countries. The Group conducts its business in various currencies, including EUR, USD, GBP and DKK, and is therefore subject to risks arising from fluctuations in currency rates. Exchange rate exposures are managed through maintaining positions in the various currencies used in our operations and managing payments from the most appropriate positions.

As the Group is financed through equity and has no external debt, the risk arising from fluctuations in interest rates is significantly lower compared to companies carrying large interest-bearing debt.

While the concentration of credit risk is significant, we consider the credit risk for each of our individual customers to be low. The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. To spread our credit risk, we deposit our cash reserves with several banks.

Management Commentary	15

Intellectual Capital Resources

The Group is highly dependent on the skills and capabilities of its employees. Employees are considered one of the most important resources of the Group and Management strives to attract and retain the most qualified employees to ensure continued development of the Group’s technologies and application of these technologies towards improvement of existing treatments for significant disease areas.

The skills, knowledge, experience and motivation of the Group’s employees are essential to the continued development and success of the companies within the Group. The employees of the Group are highly educated and many have extensive experience within the biopharmaceutical industry and in the development of pharmaceutical products. Management puts great efforts into organizing the highly skilled employees into effective teams across the Group’s geographical locations to take advantage of knowledge and experiences across the various business areas.

Corporate Social Responsibility

The Group is focused on social responsibility through the development of new products that can improve the treatment of diseases to the benefit of many patients. The Group is conducting its business in a responsible way, ensuring safe products but also ensuring the safety of our employees while working on product development. Special focus is placed on pre-clinical and clinical safety, areas in which our activities may have a significant impact. We comply with all relevant laws, standards and guidelines and maintain high ethical standards across the organization. Further, Management is focused on ensuring a motivating and inspiring workplace for employees.

Environmental Performance

The Group’s research and development activities are carried out in modern laboratories in our facilities in Heidelberg, Germany. Management has a high focus on the potential environmental impact from the laboratories and has taken all reasonable precautions to minimize any negative consequences to the environment.

Events after the Balance Sheet Date

No events have occurred after the balance sheet date that would influence the evaluation of this annual report.

Outlook

The Group is a clinical stage biopharmaceutical company. Our revenue has been primarily generated through collaboration agreements under which we have received up-front technology licensing fees, payments for the sale of certain intellectual property rights and payments we receive for services rendered to our collaboration partners and other biopharmaceutical companies. Revenue generated from existing or new collaborations may fluctuate significantly over time.

We expect that our operating expenses may increase over the next several years as we expand our research and development, product discovery and development efforts and operate as a public company. Even if we receive milestone payments from our current or future collaboration partners, we may incur substantial operating losses for the foreseeable future as we execute our operating plan. Additionally, we cannot be certain that we will receive any potential milestones under our agreements with our collaboration partners. Even if we receive milestone payments or royalty payments from our current or future collaboration partners, we may not be able to achieve or

Management Commentary	16

sustain profitability. For example, our receipt of milestone payments or up-front payments from our current and potential collaboration partners may not result in the recognition of revenue in the period received, as we may be required to defer the revenue recognition of such payments over time, and depending upon such requirements and the period of recognition, we may still incur losses even after the receipt of such payments. Therefore, we expect that we may incur significant losses in the future. Possible future losses would have an adverse effect on our shareholders’ equity. Further, the net losses or net income we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a reliable indication of our future performance.

It is expected that the Group’s cash requirements related to the Group’s operations will rise concurrently with the progress of the Group’s clinical trials. To ensure appropriate capitalization of the Group, Management evaluates the Group’s financing needs along with available financing options on an ongoing basis.

Financial Statements	17

Statement of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

		Consolidated		Parent
	Notes	2016	2015	2016	2015
		(EUR’000)
Revenue	4,5	4,606	8,118	15,434	7,785
Research and development costs	6	(66,022)	(40,528)	(25,634)	(17,274)
General and administrative expenses	6	(11,504)	(9,415)	(10,423)	(6,090)

Operating profit/(loss)		(72,920)	(41,825)	(20,623)	(15,579)
Finance income	7	7,300	11,048	8,718	11,530
Finance expenses	7	(3,112)	(2,797)	(3,137)	(2,892)

Profit/(loss) before tax		(68,732)	(33,574)	(15,042)	(6,941)
Tax on profit/(loss) for the year	8	227	652	752	801

Net profit/(loss) for the year		(68,505)	(32,922)	(14,290)	(6,140)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		6	(14)	—	—

Other comprehensive income/(loss) for the year, net of tax		6	(14)	—	—

Total comprehensive income/(loss) for the year, net of tax		(68,499)	(32,936)	(14,290)	(6,140)

Profit/(loss) for the year attributable to owners of the Company		(68,505)	(32,922)	(14,290)	(6,140)

Total comprehensive income/(loss) for the year attributable to owners of the Company		(68,499)	(32,936)	(14,290)	(6,140)
Basic and diluted earnings/(loss) per share		(2.58)	(1.39)	(0.54)	(0.26)

Weighted average number of shares used for calculation (basic and diluted)		26,564,414	23,766,783	26,564,414	23,766,783

Financial Statements	18

Statement of Financial Position as of December 31

		Consolidated		Parent
	Notes	2016	2015	2016	2015
	(EUR’000)
Assets
Non-current assets
Intangible assets	9	3,495	3,495	188	376
Property, plant and equipment	10	2,350	2,355	305	258
Investments in group enterprises	11	—	—	12,160	9,950
Receivables from group enterprises		—	—	108,119	50,912
Deposits		268	270	101	134

		6,113	6,120	120,873	61,630

Current assets
Trade receivables		287	1,064	—	59
Receivables from group enterprises		—	—	252	25
Other receivables		640	338	375	173
Prepayments		1,962	3,819	213	138
Income taxes receivable		740	784	740	787
Cash and cash equivalents		180,329	119,649	169,326	112,743

		183,958	125,654	170,906	113,925

Total assets		190,071	131,774	291,779	175,555

Equity and liabilities
Equity
Share capital	12	4,354	3,374	4,354	3,374
Other reserves	13	13,005	5,678	13,031	5,710
Retained earnings		159,254	111,277	254,965	152,773

Total equity		176,613	120,329	272,350	161,857

Current liabilities
Trade payables and other payables		13,078	8,373	10,903	4,636
Payables to group enterprises		—	—	7,971	8,837
Deferred income	14	94	3,072	555	225
Income taxes payable		286	—	—	—

		13,458	11,445	19,429	13,698

Total liabilities		13,458	11,445	19,429	13,698

Total equity and liabilities		190,071	131,774	291,779	175,555

	Notes
Summary of Significant Accounting policies	2
Critical accounting judgments and key sources of estimation uncertainty	3
Commitments and contingencies	15
Financial risk management and financial instruments	16
Related party transactions	17
Ownership	18

Financial Statements	19

Statement of Changes in Equity – Consolidated as of December 31

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)
Equity at December 31, 2014	2,272	(71)	4,050	39,559	45,810

Profit/(loss) for the year	—	—	—	(32,922)	(32,922)
Other comprehensive income/(loss), net of tax	—	(14)	—	—	(14)

Total comprehensive income/(loss)	—	(14)	—	(32,922)	(32,936)
Share-based payment (Note 6)	—	—	1,713	—	1,713
Capital increase	1,102	—	—	113,036	114,138
Cost of capital increase	—	—	—	(8,396)	(8,396)

Equity at December 31, 2015	3,374	(85)	5,763	111,277	120,329

Profit/(loss) for the year	—	—	—	(68,505)	(68,505)
Other comprehensive income/(loss), net of tax	—	6			6

Total comprehensive income/(loss)	—	6	—	(68,505)	(68,499)
Share-based payment (Note 6)	—	—	7,321	—	7,321
Capital increase	980	—	—	124,986	125,966
Cost of capital increase	—	—	—	(8,504)	(8,504)

Equity at December 31, 2016	4,354	(79)	13,084	159,254	176,613

Financial Statements	20

Statement of Changes in Equity – Parent Company as of December 31

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)
Equity at December 31, 2014	2,272	(53)	4,050	54,273	60,542

Profit/(loss) for the year	—	—	—	(6,140)	(6,140)
Other comprehensive income/(loss), net of tax	—	—	—	—	—

Total comprehensive income/(loss)	—	—	—	(6,140)	(6,140)
Share-based payment (Note 6)	—	—	1,713	—	1,713
Capital increase	1,102	—	—	113,036	114,138
Cost of capital increase	—	—	—	(8,396)	(8,396)

Equity at December 31, 2015	3,374	(53)	5,763	152,773	161,857

Profit/(loss) for the year	—	—	—	(14,290)	(14,290)
Other comprehensive income/(loss), net of tax	—	—	—	—	—

Total comprehensive income/(loss)	—	—	—	(14,290)	(14,290)
Share-based payment (Note 6)	—	—	7,321	—	7,321
Capital increase	980	—	—	124,986	125,966
Cost of capital increase	—	—	—	(8,504)	(8,504)

Equity at December 31, 2016	4,354	(53)	13,084	254,965	272,350

Financial Statements	21

Cash Flow Statement for the year Ended December 31

	Consolidated		Parent
	2016	2015	2016	2015
	(EUR’000)
Operating activities
Net profit/(loss) for the year	(68,505)	(32,922)	(14,290)	(6,140)
Reversal of finance income	(7,300)	(11,048)	(8,718)	(11,530)
Reversal of finance expenses	3,112	2,797	3,137	2,892
Reversal of tax charge	(227)	(652)	(752)	(801)
Adjustments for:
Share-based payment	7,321	1,713	5,175	1,108
Depreciation and amortization	677	558	265	194
Changes in working capital:
Deposits	2	(130)	33	(106)
Trade receivables	777	228	59	428
Receivables from group enterprises	—	—	(55,583)	(32,185)
Other receivables	(302)	(128)	(202)	(166)
Prepayments	1,857	(3,199)	(75)	342
Trade payables and other payables	4,711	3,403	6,202	880
Payables to group enterprises	—	—	(1,094)	(3,294)
Deferred income	(2,978)	(4,833)	330	(200)

Cash flows generated from/(used in) operations	(60,855)	(44,213)	(65,513)	(48,578)

Finance income received	123	13	123	12
Finance expenses paid	(5)	(6)	(4)	(2)
Income taxes received / (paid)	558	740	800	837

Cash flows from/(used in) operating activities	(60,179)	(43,466)	(64,594)	(47,731)

Investing activities
Acquisition of property, plant and equipment	(672)	(1,039)	(124)	(255)

Cash flows used in investing activities	(672)	(1,039)	(124)	(255)

Financing activities
Capital increase	125,966	114,138	125,966	114,138
Cost of capital increase	(8,504)	(8,396)	(8,504)	(8,396)

Cash flows from/(used in) financing activities	117,462	105,742	117,462	105,742

Increase/(decrease) in cash and cash equivalents	56,611	61,237	52,744	57,756

Cash and cash equivalents at January 1	119,649	50,167	112,743	46,948
Effect of exchange rate changes on balances held In foreign currencies	4,069	8,245	3,839	8,039

Cash and cash equivalents at December 31	180,329	119,649	169,326	112,743

Notes to the Financial Statements	22

Notes to the Financial Statements

Note 1 - General Information

Ascendis Pharma A/S, together with its subsidiaries, is a clinical stage biopharmaceutical company utilizing its TransCon technology to address significant unmet medical needs in rare diseases by improving clinically validated parent drugs and creating therapies with potential for best-in-class efficacy, safety and/or convenience. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The NASDAQ Global Select Market.

The Company’s Board of Directors approved the consolidated financial statements and the parent financial statements on April 20, 2017.

Note 2 - Summary of Significant Accounting Policies

The consolidated financial statements of the Group and the financial statements of the Parent Company are presented in Euros and are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The financial statements include additional disclosures for reporting class C medium sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

The accounting policies applied when preparing the consolidated financial statements and parent financial statements are described in detail below. Unless otherwise stated, these policies have been applied consistently to all years presented. Significant accounting estimates used when exercising the accounting policies are described in Note 3.

Changes in Accounting Policies

The accounting policies are consistent with those of the previous year.

The consolidated financial statements and the parent financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Going Concern

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company and the Group has adequate resources to continue in operational existence for the foreseeable future. Thus we continue to adopt the going concern basis of accounting in preparing the financial statements.

Notes to the Financial Statements	23

Retrospective Effect of Bonus Share Issuance

All share and per share data in the consolidated financial statements give retrospective effect to a bonus issuance of shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares, which was effective on January 13, 2015, with the corresponding impacts on both share capital and retained earnings also retrospectively recognized. Retrospective effect has also been given with respect to the share and per share data for the Company’s warrants.

Recognition and Measurement

Assets are recognized in the statement of financial position when it is probable, as a result of a prior event, that future economic benefits will flow to us and the value of the asset can be measured reliably.

Liabilities are recognized in the statement of financial position when we have a legal or constructive obligation as a result of a prior event, and it is probable that future economic benefits will flow from us and the value of the liability can be measured reliably.

On initial recognition, assets and liabilities are measured at cost or at fair value, depending on the classification of the items. Measurement subsequent to initial recognition is affected as described below for each financial statement item. Anticipated risks and losses that arise before the time of presentation of the annual report and that confirm or invalidate affairs and conditions existing at the statement of financial position date are considered at the time of recognition and measurement.

Income is recognized in the statement of profit or loss when earned, whereas costs are recognized by the amounts attributable to the financial year.

Basis of Consolidation

The consolidated financial statements include our parent company, Ascendis Pharma A/S, and all entities over which the parent company has control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to control those returns through our power over the entity. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the entities listed in Note 11.

Consolidation Principles

Our subsidiaries are fully consolidated from the date upon which control is transferred to us. They are deconsolidated from the date control ceases.

When necessary, adjustments are made to the financial statements of our subsidiaries to conform their accounting policies to our accounting policies. All intra-company assets and liabilities, equity, income, expenses and cash flows relating to transactions between our group enterprises are eliminated in full upon consolidation.

Foreign Currency

On initial recognition, transactions in currencies other than an individual company’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated using the exchange rate in effect at the balance sheet date.

Notes to the Financial Statements	24

Exchange differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the balance sheet date, are recognized in profit or loss as financial income or financial expenses. Property, plant and equipment, intangible assets, inventories and other non-monetary assets purchased in foreign currencies and measured on the basis of historical cost are translated at the transaction date exchange rate.

When subsidiaries that present their financial statements in a functional currency other than EUR are recognized in the consolidated financial statements, the statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the balance sheet date. Goodwill is considered as belonging to the relevant enterprise acquired and is translated using the exchange rate at the balance sheet date. Exchange differences arising out of the translation of foreign entities’ balance sheet items at the beginning of the year using the balance sheet date exchange rates as well as out of the translation of statements of profit or loss from average rates to the exchange rates at the balance sheet date are recognized in other comprehensive income. Similarly, exchange differences arising out of changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Business Combinations

Newly acquired or newly established subsidiaries are recognized in the consolidated financial statements from the time of acquiring or establishing such enterprises. Time of acquisition is the date on which control of the enterprise is actually acquired.

When acquiring new enterprises over which we obtain control, the acquisition method is applied. Under this method, we identify assets, liabilities and contingent liabilities of these enterprises and measure them at fair value at the acquisition date. Restructuring costs are only recognized in the pre-acquisition balance sheet if they constitute a liability of the acquired enterprise. Allowance is made for the tax effect of the adjustments made.

The acquisition consideration for an enterprise consists of the fair value of the consideration paid for the acquired enterprise. If the final determination of the consideration is conditional upon one or several future events, they are recognized at fair value thereof at the time of acquisition. Costs that are attributable to the acquisition of the enterprise are recognized in profit or loss when incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired are all recorded as goodwill.

Revenue

Our revenue currently comprises up-front payments and service fees from research, development and commercialization agreements. Our collaboration agreements comprise elements of up-front license fees, milestone payments based on development and sales and royalties based on product sales. In addition, our collaboration agreements contemplate our involvement in the ongoing research and development of our partnered product candidates, for which we are separately remunerated for the services we render.

As a general principle, revenue is recognized when it is probable that future economic benefits will flow to us and these benefits can be measured reliably. Further, revenue recognition requires that all significant risks and rewards of ownership of the goods or services included in the transaction have been transferred to the buyer, and that we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods or services sold.

Notes to the Financial Statements	25

Collaboration agreements which contain multiple activities are only separated into individual units of accounting if they constitute a separate earnings process. If multiple activities or rights are not separable, they are combined into a single unit of accounting, and recognized over the period of continued involvement; i.e. the period where we are actively involved in development and deliver significant services to the collaboration partner. If multiple activities or rights are separable, each separate component is accounted for after considering the specific nature of the element and the underlying activities to which earnings process relates. For the two years ended December 31, 2016 and 2015, the collaboration agreements entered into by the Company did not meet the criteria for separation, and all arrangements were accounted for as a single unit of accounting. Accordingly, the up-front license payments have been recognized as revenue over the period of continued involvement. In addition, the milestone criteria and sales-based royalty thresholds have not yet been met and such thresholds are not yet considered probable, accordingly no milestone and royalty payments have been received or are expected to be received.

If we are entitled to reimbursement from our collaborators for specified research and development expenses and/or entitled to payments for specified research and development services that we provide, we determine whether the research and development funding would result in collaborative revenues or an offset to research and development expenses. Where the payment is for specific research and development services that are to be accounted for as collaborative revenue, such revenue is recognized when such services are provided. Where such payments are not to be considered to be collaborative revenue but are considered to be reimbursements for external expenses incurred, the reimbursements are offset against research and development costs.

In addition to the revenue that we have generated from our collaborations, we also generate revenue for services performed on feasibility studies for potential partners to evaluate if our TransCon technology enables certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that we perform, which are recognized as earned.

Revenue is measured at fair value of the consideration received or receivable. Revenue is stated net of value added tax, duties, etc. collected on behalf of a third party and discounts.

Research and Development Costs

Our research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs, personnel costs, the cost of premises, the cost of obtaining and maintaining our intellectual property portfolio, and the depreciation of assets used in research and development activities. Personnel costs consist of salaries, benefits and share-based payments.

Government grants received to cover expenses incurred are recognized in research and development costs.

Research costs are recognized in the statement of profit or loss in the period to which they relate. Development costs are recognized in the statement of profit or loss when incurred if the criteria for capitalization have not been met.

A development project involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Due to the risk related to the development of pharmaceutical products, we cannot estimate the future economic benefits associated with individual development projects with sufficient certainty until the development project has been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the statement of profit or loss in the period to which they relate.

Notes to the Financial Statements	26

General and Administrative Expenses

General and administrative expenses comprise salaries, share-based payment, and other staff costs including pensions, office supplies, cost of premises, and depreciation and amortization related to administrative activities.

General and administrative expenses are recognized in the statement of profit or loss in the period to which they relate.

Our overhead expenses are allocated to general and administrative and research and development functions based on the proportion of general and administrative to research and development employees.

Government Grants

Government grants are recognized when there is reasonable assurance that the conditions underlying the grants have been met and that the grant will be received. Government grants to cover expenses incurred are recognized in profit or loss proportionally over the periods during which the related expenses are recognized in profit or loss. The grants are off-set against the expenses incurred and thus reduce our research and development costs.

Share-based Incentive Programs

Share-based incentive programs under which board members, employees and external consultants have the option to purchase shares in Ascendis Pharma A/S (equity-settled share-based payment arrangements) are measured at the equity instrument’s fair value at the grant date.

The cost of equity-settled transactions is determined by the fair value at the date of grant using the Black-Scholes valuation model. The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled, the vesting period. The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight line basis over the vesting period for each tranche, based on our best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest.

Where an equity-settled grant is cancelled, it is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately. This includes any grant where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new grant is substituted for the cancelled grant, and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transaction grants are treated equally.

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as incurred.

The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 6.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses, the interest portion related to finance lease contracts and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.

Notes to the Financial Statements	27

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future payments related to the financial asset or the financial liability in order for the present value of such asset or liability to match their carrying amount.

Dividend from equity investments is recognized when unconditional entitlement to such dividend arises. This is typically the date at which the general meeting adopts the distribution of dividends from the relevant enterprise.

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in profit or loss by the portion attributable to the profit or loss for the year and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the balance sheet, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the balance sheet date are used. Current tax payable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the statements of profit or loss because it excludes items of income or expense that are taxable or deductible in prior or future years. It also further excludes items that are never taxable or deductible.

Deferred tax is recognized according to the balance sheet liability method of all temporary differences between carrying amounts and tax-based values of assets and liabilities, apart from deferred tax on all temporary differences occurring on initial recognition of goodwill or on initial recognition of a transaction which is not a business combination, and for which the temporary difference found at the time of initial recognition neither affects net profit or loss nor taxable income.

Deferred tax liabilities are recognized on all temporary differences related to investments in our subsidiaries, unless we are able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the balance sheet date, are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income.

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the balance sheet at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. At every balance sheet date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be used.

Notes to the Financial Statements	28

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash generating units to which goodwill is allocated represent the lowest level within the Company at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the consolidated level.

Other Intangible Assets

Intangible assets comprise acquired intellectual property rights in the form of patents and licenses, which are measured at cost less accumulated amortization and accumulated impairment losses. Cost comprises the acquisition price and costs directly attributable to the acquisition of the asset. The amortization period is determined based on the expected economic and technical useful life of the asset, and amortization is recognized on a straight-line basis over the expected useful life of 5-10 years depending on the planned use of the specific asset and the lifetime of the patents protecting the intellectual property rights. Subsequent costs to maintain the intangible assets are recognized as expenses in the period to which they relate.

Internal development projects on clearly defined and identifiable products and processes are recognized as intangible assets if it is probable that the product, or the process, will generate future economic benefits for the Group and the development costs of each asset can be measured reliably. Other development costs are recognized as costs in profit or loss as incurred.

On initial recognition, development costs are measured at cost. The cost of development projects comprises cost such as salaries and amortization that are directly attributable to the development projects and are needed to complete the projects, reckoned from the time at which the development project first meets the specific criteria for being recognized as an asset. See the section above on research and development costs.

If the intangible assets’ carrying amounts exceed their recoverable amount, they are written down to their recoverable value. See section below on impairment losses.

Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be put into operation. For assets held under finance leases, cost is the lower of the asset’s fair value and net present value of future lease payments.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to us and the costs of the items can be measured reliably. All repair and maintenance costs are charged to the statement of profit or loss during the financial periods in which they are incurred.

If the acquisition or use of the asset involves an obligation to incur costs of decommissioning or restoration of the asset, the estimated related costs are recognized as a provision and as part of the relevant asset’s cost, respectively.

Notes to the Financial Statements	29

The basis of depreciation is cost less estimated residual value. The residual value is the estimated amount that would be earned if selling the asset today net of selling costs, assuming that the asset is of an age and a condition that is expected after the end of its useful life. The cost of a combined asset is divided into smaller components, with such components depreciated individually if their useful lives vary.

Depreciation is calculated on a straight-line basis from the following assessment of an asset’s expected useful life:

Process plant and machinery	5 - 10 years
Other fixtures and fittings, tools and equipment	3 - 5 years
Leasehold improvements	3 - 5 years

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

Property, plant and equipment are written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below.

Depreciation, impairment losses and gains and losses on disposal of property, plant and equipment are recognized in the statements of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

Equity Interests in Group Enterprises

In the separate financial statements of the Parent Company, equity interests in Group enterprises are recognized and measured at cost. Equity interests in foreign currencies are translated to the reporting currency by use of historical exchange rates.

Equity interests are written down to the lower of recoverable amount and carrying amount, which is further described below in the section on impairment losses.

Impairment

Property, plant and equipment, finite-lived intangible assets and investments in Group enterprises are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of goodwill is estimated annually irrespective of any recorded indications of impairment.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units), which for goodwill represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. Prior impairments of non-financial assets, other than goodwill, are reviewed for possible reversal at each reporting date.

Receivables

Receivables comprise trade receivables and other receivables. Receivables are classified as loans and receivables constituting financial assets with fixed or determinable payments that are not listed on an active market and are not derivative financial instruments.

Notes to the Financial Statements	30

On initial recognition, receivables are measured at fair value and, subsequently, at amortized cost, usually equaling nominal value less a provision for bad debts. Provisions for bad debts are determined on the basis of an individual assessment of each receivable and recognized using an allowance account.

Prepayments

Prepayments comprise costs relating to a future financial period. Prepayments are measured at cost.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and demand deposits with financial institutions. Cash and cash equivalents are measured at fair value.

Shareholders’ Equity

The share capital comprises the nominal amount of the Parent Company’s ordinary shares, each at a nominal value of DKK 1, or approximately €0.13. All shares are fully paid.

Translation reserves include exchange rate adjustments of equity investments in our Group enterprises.

Reserve for share-based payment represents the corresponding entries to the share-based payment recognized in the profit or loss, arising from our warrant programs.

Retained earnings include the accumulated profit or loss as well as share premium comprising the amount received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases.

Provisions

Provisions are recognized when we have an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured as the best estimate of the expense necessary to settle the obligation at the balance sheet date. Provisions that are estimated to mature after more than one year after the balance sheet date are measured at their present values.

Leases

Leases of property, plant and equipment, where we have substantially all of the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

Assets held under finance leases are recognized in the balance sheet at the inception of the lease term at the lower of the fair value of the asset or the net present value of the future minimum lease payments. A liability equaling the asset is recognized in the balance sheet, allocated between non-current and current liabilities. Each lease payment is separated between an interest element, recognized as a financial expense, and a reduction of the lease liability.

Assets held under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Notes to the Financial Statements	31

Lease payments on operating leases are recognized on a straight-line basis in profit or loss over the term of the lease.

Total commitment under operating leases is disclosed in the notes to the financial statements.

Other Financial Liabilities

Other financial liabilities comprise trade payables, payables to public authorities and accrued expenses.

On initial recognition, other financial liabilities are measured at fair value less any transaction costs. Subsequently, these liabilities are measured at amortized cost applying the effective interest method to the effect that the difference between proceeds and nominal amount is recognized in the statement of profit or loss as a financial expense over the term of the liability.

Deferred Income

Deferred income comprises income received for recognition in subsequent financial years. Deferred income typically arises from up-front payments under our collaboration agreements related to license grants or up-front funding of development activities. If we are participating in continued development of product candidates, up-front payments are recognized as deferred income and recognized as revenue over the anticipated period in which we are involved in the development activities. Deferred income is measured at the fair value of the income received.

Cash Flow Statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year.

Cash flows from operating activities are presented using the indirect method and calculated as the profit or loss adjusted for non-cash items, working capital changes as well as financial income, financial expenses and income taxes paid.

Cash flows from investing activities comprise payments in connection with acquisitions, development, improvement and sale, etc. of intangible assets, property, plant and equipment, and group enterprises.

Cash flows from financing activities comprise changes in the share capital of the Parent Company and related costs as well as the raising and repayment of loans and installments on interest-bearing debt. Cash flows from financing activities also include lease payments made on assets held under finance leases.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities.

Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Notes to the Financial Statements	32

Cash and cash equivalents comprise cash at hand and deposits with financial institutions.

Segment Reporting

We are managed and operated as one operating and reportable segment. No separate operating segments or reportable segments have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose segment information on business segments or geographical markets.

Basic EPS

Basic Earnings per Share (EPS) is calculated as the net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding.

Diluted EPS

Diluted earnings per share is calculated as the net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the dilutive effect of share equivalents. If the statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

New International Financial Reporting Standards and Interpretations Not Yet Effective

The IASB has issued, and the European Union has adopted, a number of new or amended standards and interpretations, which have not yet become effective. Therefore, these new standards and interpretations have not been incorporated in these consolidated financial statements. Our financial reporting is expected to be affected by such new or improved standards to the extent described below.

•	In July 2014, IASB issued the final version of IFRS 9, “Financial Instruments”. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement” and is effective for annual periods beginning on or after January 1, 2018. The standard was endorsed by the EU in 2016. We do not believe that the application of IFRS 9 in the future will have a material impact on amounts reported in respect of the Company’s financial assets and liabilities, but the final conclusion on this awaits a more detailed review of the standard.

•	In May 2014, IASB issued IFRS 15 “Revenue from Contracts with Customers”. The standard is part of the convergence project with FASB to replace IAS 18 “Revenue”. The new standard will establish a single, comprehensive framework for revenue recognition, based on a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. The standard was endorsed by the EU in 2016. The initial effective date was January 1, 2017, but in September 2015, the IASB deferred the effective date to January 1, 2018. We do not believe that the application of IFRS 15 in the future will have a material impact on amounts reported in respect of the Company’s revenues, but the final conclusion on this awaits a more detailed review of the standard.

•	In January 2016, the IASB issued IFRS 16 “Leases”, which requires lessees to recognize assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 “Leases”. The standard awaits EU Endorsement. The new standard will be effective for annual periods beginning on or after January 1, 2019. We believe that the application of IFRS 16 will impact the Company’s balance sheet through recognition of assets and liabilities that would currently not be recognized under the current standard, as they are classified as operating lease arrangements.

Notes to the Financial Statements	33

Note 3 - Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical Judgments in Applying Accounting Policies

The following are the critical judgments, apart from those involving estimates, see below, made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated and separate financial statements.

Revenue Recognition

IAS 18, “Revenues” prescribes the criteria to be fulfilled for revenue being recognizable. Evaluating the criteria for revenue recognition with respect to our research and development and commercialization agreements requires judgment to ensure that all criteria have been fulfilled prior to recognizing any amount of revenue. We generate revenue from collaboration agreements which typically involve multiple elements, including licenses to our technology, transfer of patents, participation in joint development projects with our collaboration partners, and other services in various areas related to the development of new products. As part of evaluating the criteria for revenue recognition, we consider the seperability of the individual deliverables in the collaboration agreements and potential allocation of the total consideration received to the individual elements of the agreement. Further, if any up-front elements are considered inseparable from a following development period, the appropriate allocation of an up-front payment over time needs to be determined.

We evaluate all of our revenue generating transactions to ensure recognition in accordance with IFRS.

We have not signed any new collaboration agreements with external partners in 2016 or 2015.

In 2013, we signed an exclusive license agreement with Genentech within the field of ophthalmology. The agreement included an up-front payment and funding of research and development activities and entitles us to receive future development milestone payments and royalties on sales of licensed products. As the license granted to Genentech was interrelated to the agreed research and development activities, the deliverables were inseparable under IAS 18 and, accordingly, the up-front payment was recognized as deferred income to be recognized as revenue over the agreed research and development period.

In total, we had €0.1 million in deferred income as of December 31, 2016 compared to €3.1 million as of December 31, 2015.

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. We have granted warrants to employees, consultants and board members under three different programs as described in Note 6, which are accounted for under IFRS 2.

Notes to the Financial Statements	34

We use the Black-Scholes option-pricing model to value the warrants granted and critical judgments need to be exercised in determining the appropriate input to the valuation model as well as to determine the appropriate way of recognizing the expenses under IFRS 2.

Warrants granted under our warrant programs vest on a monthly basis over periods of up to 48 months. Due to the graded vesting, the related expenses are recognized on an accelerated basis; i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, each warrant grant is treated in up to 48 tranches, which are each recognized over the expected useful life of that particular tranche. In total €7.3 million was recognized as share-based payment in the consolidated financial statements for 2016 compared to €1.7 million for 2015.

See Note 6 for additional details on our warrant programs and recognition of expenses under IFRS 2.

Internally Generated Intangible Assets

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the balance sheet if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that we have the intent to produce and market the product or use it internally.

Such an intangible asset shall be recognized if it can be documented that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, we do not recognize internally generated intangible assets at this time.

Joint Arrangements / Collaboration Agreements

Collaboration agreements within our industry are often structured so that each party contributes its respective skills in the various phases of a development project. No joint control exists for such collaborations and the parties do not have any financial obligations on behalf of each other. Accordingly, our collaborations are not considered to be joint arrangements as defined in IFRS 11, “Joint Arrangements”.

Key Sources of Estimation Uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount, being the higher of fair value less costs of disposal or value in use, of the cash-generating units to which goodwill has been allocated. The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of our group enterprises as of the balance sheet date. No impairment loss has been recognized in 2016 or 2015. The carrying amount of goodwill at December 31, 2016 and 2015 was €3.5 million. See note 9 for further details.

Notes to the Financial Statements	35

Recognition of Accruals for Manufacturing and Clinical Trial Activities

Payment terms for contractual work related to development, manufacturing and clinical trial activities do not necessarily reflect the stage of completion of the individual projects and activities. Determination of the stage of completion for ongoing activities includes estimation uncertainties as future efforts to complete the specific activity may be difficult to predict. We have reviewed all significant ongoing activities at the balance sheet date to determine the stage of completion compared to the invoices received and recognized accruals for any additional costs.

Receivables from Group Enterprises

In the financial statements of the Parent Company, receivables from three Group enterprises totals €108.5 million as per December 31, 2016 compared to a receivable of €50.9 million as per December 31, 2015. The specific Group enterprises are development companies and have not yet generated revenues and there may be a risk that they will not generate sufficient funds to repay such balances. If the actual cash flows in the particular Group enterprises are not sufficient, a material provision for bad debt may be required, with a negative impact on the Parent Company’s results.

We monitor the progress of the development projects in each development company. At present the progress of the development projects is in accordance with the approved budgets and development plans. We have further compared the net book value of the receivables with the value of the individual projects on the basis of a risk-weighted future sales potential for the product candidates. We believe that the Group enterprises will be able to generate future cash flows to repay the outstanding balances and, accordingly, no provision for bad debt has been recognized as per December 31, 2016.

Except for the above areas, assumptions and estimates are not considered to be critical to the consolidated or separate financial statements. No estimates or judgments have been made involving a material risk of significant adjustments of the assets or liabilities at the balance sheet date.

Notes to the Financial Statements	36

Note 4 - Revenue

	Consolidated		Parent
	2016	2015	2016	2015
	(EUR’000)
Revenue from the rendering of services	1,628	3,192	15,164	7,585
License income	2,978	4,926	270	200

Total revenue	4,606	8,118	15,434	7,785

Revenue from external customers (geographical)
USA	4,606	7,350	—	—
Germany	—	487	—	487
Switzerland	—	281	—	—
Denmark	—	—	15,434	7,298

Total revenue	4,606	8,118	15,434	7,785

Note 5 – Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4 and the information regarding major customers included below.

In the consolidated financial statements for 2016, one single customer account for more than 10% of total revenue. The revenue from this customer amounts to €4.6 million (100%).

In the consolidated financial statements for 2015, one single customer account for more than 10% of total revenue. The revenue from this customer amounts to €7.4 million (91%).

Notes to the Financial Statements	37

Note 6 – Staff Cost

	Consolidated		Parent
	2016	2015	2016	2015
	(EUR’000)
Wages and salaries	15,288	9,211	7,742	4,143
Share-based payment	7,321	1,713	5,175	1,108
Pension costs	49	42	—	—
Social security costs	913	697	30	15

Total salary expenses	23,571	11,663	12,947	5,266

Compensation to Key Management Personnel
Wages and salaries	1,449	1,397	1,449	1,397
Share-based payment	2,548	508	2,548	508
Social security costs	72	74	72	74

Total compensation to Key Management Personnel	4,069	1,979	4,069	1,979

Average number of employees	92	63	36	19

Out of the total compensation to key management personnel, €1,187 thousand (2015: €334 thousand) related to the board of directors and €2,882 thousand (2015: €1,645 thousand) related to the executive management. Out of the share-based payment to key management personnel, under the warrant programs described below, €938 thousand (2015: €108 thousand) related to the board of directors and €1,610 thousand (2015: €400 thousand) related to the executive management.

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our board of directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2016, 5,244,812 warrants had been granted, of which 19,580 warrants have been cancelled, 1,407,674 warrants have been exercised, 2,168 warrants have expired without being exercised, and 123,625 warrants have been forfeited. As of December 31, 2016, our board of directors was authorized to grant up to 2,774,592 additional warrants to our employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our board of directors. The exercise prices of outstanding warrants under our warrant programs range from €6.48 to €19.42 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Notes to the Financial Statements	38

Vesting Conditions

Warrants issued during the period from 2008 to 2012 generally vested over 36 months with 1/36 of the warrants vesting per month from the date of grant. However, some of these warrants were subject to shorter vesting periods, to a minimum of 24 months. All such warrants have been exercised or have expired as of December 31, 2016.

Effective from and after December 2012, warrants granted generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant.

Effective from and after December 2016, certain warrants issued to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

Warrants generally cease to vest from the date of termination in the event that (i) the warrant holder terminates the employment contract and the termination is not a result of breach of the employment terms by us, or (ii) in the event that we terminate the employment contract and the warrant holder has given us good reason to do so. The warrant holder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

Warrants issued to consultants, advisors and board members only vest so long as the consultant, advisor or board member continues to provide services to us.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year. For 965,799 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification - or if such notification is not published - the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 509,318 outstanding warrants granted in connection with our Preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification - or if such notification is not published - the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 2,216,648 warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 and later expire ten years after the grant date.

In the event of liquidation, a merger, a demerger or a sale or share exchange of more than 50% of our share capital, the warrantholders may be granted an extraordinary exercise period immediately prior to the transaction in which warrants may be exercised.

Warrants not exercised by the warrant holder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrant holder.

If the warrant holder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrantholder’s continued service to us at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with us should cease without this being attributable to the warrantholder’s actions or omissions, the warrantholder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Notes to the Financial Statements	39

Adjustments

Warrant holders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, increases or decreases to our share capital at a price below or above market value, respectively, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.

On January 13, 2015, in preparation for the Company’s IPO, the shareholders decided at an extraordinary general meeting to issue bonus shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares. The decision had a corresponding impact on the number of warrants issued and the exercise prices for outstanding warrants. Accordingly, the number of warrants was adjusted upwards in the ratio of 3:1 with a corresponding downward adjustment of the exercise prices in the ratio of 3:1. As outlined in Note 2, the effect of the bonus shares has been retrospectively reflected in all periods presented in these financial statements.

Warrant Activity

The following table specifies the warrant activity during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at December 31, 2014	2,999,824	5.70

Granted during the year	1,022,908	15.68
Exercised during the year	(1,292,462)	3.34
Forfeited during the year	(112,199)	7.65
Expired during the year	(2,168)	3.06

Outstanding at December 31, 2015	2,615,903	10.69

Granted during the year	1,202,500	17.69
Exercised during the year	(115,212)	7.63
Forfeited during the year	(11,426)	13.88
Expired during the year	—	—

Outstanding at December 31, 2016	3,691,765	13.05

Vested at the balance sheet date	1,439,066	9.36

As of December 31, 2016, a total of 3,691,765 warrants were outstanding with a weighted average exercise price of €13.05. 1,439,066 of these warrants had vested as of December 31, 2016. For comparison, as of December 31, 2015, a total of 2,615,903 warrants were outstanding with a weighted average exercise price of €10.69. 864,623 of these warrants had vested as of December 31, 2015 with a weighted average exercise price of 7.74.

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-

Notes to the Financial Statements	40

Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to or above the estimated market price of our shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) a volatility for comparable companies for a historic period equaling the expected lifetime of the warrants. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. The expected volatility has been calculated using a simple average of daily historical data of comparable publicly traded companies, as we do not have sufficient data for the volatility of our own share price.

The following table summarizes the input to the Black-Scholes Option Pricing model for warrant grants in 2016 and 2015:

	2016	2015
Expected volatility	57 - 60%	61 - 63%
Risk-free interest rate	-0.32 -0.30%	0.25 - 0.45%
Expected life of warrants (years)	5.05 - 7.13	5.05 - 7.05
Weighted average exercise price	EUR 17.69	EUR 15.67
Fair value of warrants granted in the year	EUR 5.78 - 11.07	EUR 8.02 - 9.45

Warrant compensation cost is recognized in the statement of profit or loss over the vesting period of the warrants granted.

	Consolidated		Parent
	2016	2015	2016	2015
	(EUR’000)
Research and development costs	3,722	718	1,995	292
General and administrative expenses	3,599	995	3,180	816

Total warrant compensation costs	7,321	1,713	5,175	1,108

Value of Outstanding Warrants

For the year ended December 31, 2016, the aggregate fair value of outstanding warrants has been calculated at €49.4 million (2015: €33.0 million) using the Black-Scholes Option Pricing model. The following table specifies the weighted average exercise price and the weighted average life of outstanding warrants:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in December	2012	645,655	8.00	91-92
Granted in March, June, September and December	2013	128,848	8.00	91-92
Granted in January, March, June and November	2014	700,614	6.89	92-93
Granted in December	2015	1,016,596	15.67	119-120
Granted in March, May, June, July, August, November and December	2016	1,200,052	17.69	120

Outstanding at December 31, 2016		3,691,765	13.05	109

Vested at the balance sheet date		1,439,066	9.36

Notes to the Financial Statements	41

For comparison, at December 31, 2015, a total of 2,615,903 warrants were outstanding with a weighted average exercise price of €10.69 and weighted average life of 102 to 103 months:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in December	2012	665,188	8.00	91-92
Granted in March, June, September and December	2013	137,349	8.00	91-92
Granted in January, March, June and November	2014	790,458	7,04	92-93
Granted in December	2015	1,022,908	15.68	119-120

Outstanding at December 31, 2015		2,615,903	10.69	102-103

Vested at the balance sheet date		864,623	7.74

Note 7 – Finance Income and Finance Expenses

	Consolidated		Parent
	2016	2015	2016	2015
	(EUR’000)
Interest income	123	13	123	12
Interest income from group enterprises	—	—	1,851	849

Total interest income	123	13	1,974	861
Exchange rate gains	7,177	11,035	6,744	10,669

Total finance income	7,300	11,048	8,718	11,530

Interest expenses to group enterprises	—	—	(228)	(261)
Other interest expenses	(5)	(6)	(4)	(2)

Total interest expenses	(5)	(6)	(232)	(263)
Exchange rate losses	(3,107)	(2,791)	(2,905)	(2,629)

Total finance expenses	(3,112)	(2,797)	(3,137)	(2,892)

Notes to the Financial Statements	42

Note 8 – Tax on Profit/Loss for the Year and Deferred Tax

	Consolidated		Parent
	2016	2015	2016	2015
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax	(227)	(652)	(752)	(801)
Change of deferred tax	—	—	—	—

	(227)	(652)	(752)	(801)

Tax for the year can be explained as follows:
Profit/(loss) before tax	(68,732)	(33,574)	(15,042)	(6,941)
Tax at the Danish corporation tax rate of 22.0%	(15,121)	(7,890)	(3,309)	(1,631)

Tax effect of:
Non-deductible costs	1,153	359	1,153	359
Additional tax deductions	(65)	(703)	(65)	(703)
Tax credit	740	787	740	787
Other effects	(266)	(330)	(798)	(821)
Change in unrecognized deferred tax asset	13,332	7,125	1,527	1,208

Tax on profit/(loss) for the year	(227)	(652)	(752)	(801)

Unrecognized deferred tax asset:
Tax deductible losses	(27,188)	(13,404)	(3,011)	(1,641)
Deferred income	(144)	(725)	(122)	(49)
Other temporary differences	(124)	5	(103)	(19)

Unrecognized deferred tax asset	(27,456)	(14,124)	(3,236)	(1,709)

The deferred tax assets have not been recognized in the statement of financial position due to uncertainty relating to the future utilization. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2016, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million, compared to €0.8 million for the year ended December 31, 2015.

Notes to the Financial Statements	43

Note 9 – Intangible Assets

	Consolidated	Parent
	Goodwill	Acquired Intellectual Property Rights
	(EUR’000)
Cost:
At January 1, 2015	3,495	1,326
Additions	—	—
Disposals	—	—

At December 31, 2015	3,495	1,326
Additions	—	—
Disposals	—	—

At December 31, 2016	3,495	1,326

Accumulated amortization:
At January 1, 2015	—	(762)
Amortization charge	—	(188)

December 31, 2015	—	(950)
Amortization charge	—	(188)

At December 31, 2016	—	(1,138)

Carrying amount:
At December 31, 2016	3,495	188

At December 31, 2015	3,495	376

	Consolidated		Parent
	2016	2015	2016	2015
	(EUR’000)
Amortization charges are recognized as:
Research and development costs	—	—	(188)	(188)

Total amortization charges	—	—	(188)	(188)

Notes to the Financial Statements	44

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Business combinations recognized before January 1, 2012, the Group’s date of transition to IFRS, have not been adjusted to IFRS 3, “Business Combinations”. Ascendis Pharma GmbH was initially a separate technology platform company, but is now an integral part of our research and development activities, including significant participation in the development services provided to our external collaboration partners. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as we are considered to represent one cash-generating unit. The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of our group enterprises as of the balance sheet date. The computation of our enterprise value significantly exceeded the carrying amount of our equity, leaving sufficient value to cover the carrying amount of goodwill. With reference to materiality, we have concluded that no further assumptions need to be applied in determining whether goodwill is impaired.

Goodwill is tested for impairment on a yearly basis at December 31, or more frequently, if indications of impairment are identified. There have been no impairments recognized in any of the periods presented.

Notes to the Financial Statements	45

Note 10 – Property, Plant and Equipment

	Consolidated			Parent
	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Plant and Machinery	Other Equipment
	(EUR’000)
Cost:
At January 1, 2015	3,090	827	538	73	59
Additions	603	400	36	—	255
Disposals	—	—	—	—	—

December 31, 2015	3,693	1,227	574	73	314
Additions	274	352	46	—	124
Disposals	—	(85)	—	—	(67)

At December 31, 2016	3,967	1,494	620	73	371

Accumulated depreciation:
At January 1, 2015	(1,900)	(526)	(153)	(73)	(51)
Depreciation charge	(384)	(118)	(56)	—	(5)

December 31, 2015	(2,284)	(646)	(209)	(73)	(56)
Depreciation charge	(392)	(225)	(60)	—	(77)
Disposals		85			67

At December 31, 2016	(2,676)	(786)	(269)	(73)	(66)

Carrying amount:
At December 31, 2016	1,291	708	351	—	305

At December 31, 2015	1,409	581	365	—	258

	Consolidated		Parent
	2016	2015	2016	2015
	(EUR’000)
Depreciation charges are recognized as:
Research and development costs	(645)	(550)	(57)	(1)
General and administrative expenses	(32)	(8)	(20)	(4)

Total depreciation charges	(677)	(558)	(77)	(5)

Notes to the Financial Statements	46

Note 11 – Investments in Group Enterprises

Investments in Group enterprises comprise:

Company	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma Inc.	USA	100%
Ascendis Pharma, Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%

	Parent
	2016	2015
	(EUR’000)
Cost at January 1	9,950	9,345
Share-based compensation for Group enterprises	2,210	605

Cost at December 31	12,160	9,950

Note 12 – Share Capital

The share capital of Ascendis Pharma A/S consists of 32,421,121 shares at a nominal value of DKK 1, all in the same class.

The number of shares of Ascendis Pharma A/S are as follows:

	2016	2015	2014	2013	2012
Changes in share capital
Beginning of year	25,128,242	16,935,780	10,801,948	10,801,948	10,801,948
Increase through cash contribution	7,292,879	8,192,462	6,133,832	—	—

End of year	32,421,121	25,128,242	16,935,780	10,801,948	10,801,948

Note 13 – Other Reserves

Foreign Currency Translation Reserve

Exchange differences relating to the translation of the results and net assets of our foreign operations from their functional currencies to our presentation currency are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve.

Share-Based Payment Reserve

Warrants granted under our employee warrant program carry no rights to dividends and no voting rights. The share-based payment reserve represents the fair value of warrants recognized from grant date. Further details of the employee warrant program are provided in Note 6.

Notes to the Financial Statements	47

	Consolidated			Parent
	Foreign currency translation reserve	Share- based payment reserve	Total	Foreign currency translation reserve	Share- based payment reserve	Total
	(EUR’000)
At January 1, 2015	(71)	4,050	3,979	(53)	4,050	3,997
Other comprehensive income/(loss) for the year, net of tax	(14)	—	(14)	—	—	—
Share-based payment	—	1,713	1,713	—	1,713	1,713

December 31, 2015	(85)	5,763	5,678	(53)	5,763	5,710
Other comprehensive income/(loss) for the year, net of tax	6	—	6	—	—	—
Share-based payment	—	7,321	7,321	—	7,321	7,321

At December 31, 2016	(79)	13,084	13,005	(53)	13,084	13,031

Note 14 – Deferred Income

We enter into collaboration agreements which are considered to include multiple elements for revenue recognition purposes. Typically, the collaboration agreements include patent transfers, licenses to our technology platform, development activities and other services related to the development of new products. The elements included in the collaboration agreements typically are inseparable and the payments received from the collaboration partners do not necessarily match the individual deliverables with respect to timing and amount. Accounting for such revenue generating transactions under IAS 18 requires that any consideration received before satisfaction of all criteria for revenue recognition be recognized as deferred income in the balance sheet and recognized as revenue in the consolidated statement of profit or loss as the criteria for revenue recognition are satisfied.

Note 15 – Commitments and Contingencies

Operating Leases

We operate from leased premises in Denmark, Germany and the US. In addition, we have entered into operating leases for equipment. The total lease commitment under operating leases was:

	Consolidated		Parent
	2016	2015	2016	2015
	(EUR’000)
Within 1 year	1,608	971	482	419
Within 1 to 5 years	4,309	1,930	1,910	1,657
After 5 years	428	767	428	767

Total commitments held under operating leases	6,345	3,668	2,820	2,843

Total consolidated expenses under operating leases were €1,463 thousand and €904 thousand for the financial years ended December 31, 2016 and 2015, respectively. For the parent company, total expenses under operating leases were €502 thousand and €270 thousand for the financial years ended December 31, 2016 and 2015, respectively.

Notes to the Financial Statements	48

Letter of Support

The Parent Company has provided letters of support to its three wholly-owned subsidiaries Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S and Ascendis Pharma Growth Disorders A/S. Each of the three subsidiaries have accumulated losses in excess of their paid-in capital and, to support the companies, the Parent Company has confirmed the technical and financial support that it has committed and further will commit for the period until May 31, 2018. Ascendis Pharma Endocrinology Division A/S reported a negative equity of €88.3 million as per December 31, 2016, Ascendis Pharma Bone Diseases A/S reported a negative equity of €8.6 million as per December 31, 2016, and Ascendis Pharma Growth Disorders A/S, reported a negative equity of 9.3 million as per December 31, 2016, compared to €44.3 million, €1.9 million, and €3.2 million, respectively, for the year ended December 31, 2015. Ascendis Pharma A/S undertakes to make all reasonable technical efforts to support the companies to conduct all pre-clinical, manufacturing, clinical and regulatory activities with their product candidates for the period. Ascendis Pharma A/S undertakes to provide the companies with the necessary funds to ensure that the companies can conduct their activities for the period in compliance with Danish company regulation and to ensure that the companies can meet their financial obligations as they fall due during the period.

Note 16 – Financial Risk Management and Financial Instruments

Capital Management

We manage our capital to ensure that all group entities will be able to continue as going concerns while maximizing the return to shareholders through the optimization of our debt and equity balance. Our overall strategy in this regard has remained unchanged since 2012.

Our capital structure consists only of equity comprising issued capital, reserves and retained earnings. We do not hold any debt.

We are not subject to any externally imposed capital requirements. We review our capital structure on an ongoing basis. As the Group does not have external debt, such review currently comprises a review of the adequacy of our capital compared to the resources required for carrying out our activities.

Financial Risk Management Objectives

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as currency risk and interest rate risk, credit risk and liquidity risk.

We seek to minimize the effects of these risks by managing transactions and holding positions in the various currencies used in our operations. We do not enter into or trade financial instruments for speculative purposes.

Market Risk

Our activities primarily expose our Group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Notes to the Financial Statements	49

Foreign Currency Risk Management

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in US Dollars under our collaborations. Further, the proceeds from our series D financing in November 2014, our IPO in February 2015 and our follow-on offering in October 2016 were in US Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

The net carrying amounts of our monetary assets and liabilities split on currencies at the end of the reporting period are as follows (EUR equivalents):

	Consolidated		Parent
	2016	2015	2016	2015
	(EUR’000)
Danish Kroner (DKK)	404	2,566	(4,659)	(16)
US Dollars (USD)	118,741	67,068	112,962	62,818
Euro (EUR)	52,591	46,558	151,317	86,171
British Pound (GBP)	839	2,641	801	2,571
Other	(1,713)	(1,282)	(180)	(60)

	170,862	117,551	260,241	151,484

Foreign Currency Sensitivity Analysis

We are primarily exposed to US Dollars, or USD, British Pound, or GBP, and Danish Kroner, or DKK. There is an official target zone of 4.5% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short timeframe.

The following table details our sensitivity to a 10% increase and decrease in the EUR against the USD and the GBP, respectively. 10% represents our assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period-end for a 10% change in foreign currency rate. The sensitivity analysis includes external payables and receivables as well as balances held in foreign currencies. A positive number indicates an increase in profit before tax or equity where the USD strengthens 10% against the EUR. For a 10% weakening of USD against EUR, there would be a comparable negative impact on the profit before tax or equity.

	Consolidated		Parent
	2016	2015	2016	2015
	(EUR’000)
Profit or loss before tax	11,874	6,707	11,296	6,282
Equity	11,874	6,707	11,296	6,282

With respect to GBP, the following table shows the effect of a 10% change in exchange rates against the EUR. A positive number indicates an increase in profit before tax or equity where the GBP strengthens 10% against the EUR. For a 10% weakening of GBP against EUR, there would be a comparable negative impact on the profit before tax or equity.

Notes to the Financial Statements	50

	Consolidated		Parent
	2016	2015	2016	2015
	(EUR’000)
Profit or loss before tax	84	264	80	257
Equity	84	264	80	257

We believe the sensitivity analysis is representative for the inherent foreign exchange risk associated with our operations.

Interest Rate Risk Management

As we have no interest-bearing debt to third parties, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss. We consider all of our material counterparties to be creditworthy. Our exposure to credit risk is continuously monitored, in particular, if agreed payments are delayed.

While the concentration of credit risk is significant, we consider the credit risk for each of our individual customers to be low. Accordingly, we have made no provision for doubtful accounts.

The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. To spread our credit risk, we deposit our cash reserves with several banks.

Liquidity Risk Management

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Note 17 – Related Party Transactions

Our major shareholders, the Board of Directors and the members of our senior management are considered to be related parties as they can exercise a significant influence on our operations. Related parties also include undertakings in which such individuals have significant interests. Additionally, all our group enterprises are considered related parties.

We have entered into employment agreements with, and issued warrants to, the members of our senior management and our independent board of directors. In additions, we are paying fees for board tenure and board committee tenure to the independent members of our board of directors.

Notes to the Financial Statements	51

Apart from equity transactions and remuneration to the Company’s Board of Directors and senior management as specified in Note 6, the following transactions took place between the Group and its related parties during the financial year:

	Parent
	2016	2015
	(EUR’000)
Group enterprises:
Sale of services	15,734	7,869
Sale of patent and licenses	600	—
Milestone payments	(500)	—
Purchase of services	(14,686)	(10,971)
Purchase of licenses	(100)	(100)
Interest income	1,851	849
Interest expense	(228)	(261)

Total Group enterprises	(2,671)	(2,614)

Outstanding balances with our Group enterprises, as disclosed in the statement of financial position and the cash flow statement include the above transactions and funding of research and development activities. The outstanding balances carry interest. No repayment schedules have been negotiated.

We entered into a registration rights agreement in November 2014 with certain holders of our ordinary shares, including Sofinnova Capital V FCPR, Sofinnova Venture Partners IX, L.P., OrbiMed Private Investments V, L.P. and entities affiliated with Vivo Ventures. In December 2015, we entered into an amendment to this registration rights agreement, which provided that such registration rights will also apply to securities held by certain shareholders pursuant to our previously outstanding Preference C shares. The registration of such shares was completed in February 2016.

We entered into a registration rights agreement in December 2015 with certain entities affiliated with FMR LLC in connection with their purchase on December 14, 2015 of an aggregate of 1.0 million ADSs representing our ordinary shares. Pursuant to this agreement, we agreed to timely register such shares with the SEC subject to certain conditions. The registration of such shares was completed in February 2016.

We have entered into indemnification agreements with our board members and members of our senior management.

Except for the information disclosed above, we have not undertaken any significant transactions with members of the Board of Directors, our senior management or the major shareholders, or undertakings in which the identified related parties have significant interests.

Notes to the Financial Statements	52

Note 18 – Ownership

As of the date of this report, the following persons, or groups of affiliated persons are known by us to beneficially own more than 5% of our outstanding ordinary shares:

•	Sofinnova Capital V FCPR, France

•	Sofinnova Venture Partners IX, L.P., USA

•	OrbiMed Private Investments V, L.P., USA

•	Entities affiliated with Vivo Capital, USA

•	Entities affiliated with RA Capital Management, LLC, USA

•	Entities affiliated with FMR LLC, USA

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Note 19 – Subsequent Events

No events have occurred after the balance sheet date that would influence the evaluation of these consolidated or separate financial statements.